
Mail Stop 4631

March 18, 2010

Mr. Shawn A. Callahan
Metwood, Inc.
819 Naff Road
Boones Mill, VA 24065

> **RE: Metwood, Inc.**
> **Form 10-K/A for the fiscal year ended June 30, 2009**
> **Filed September 28, 2009**
> **File #0-5391**

Dear Mr. Callahan:

We have reviewed your response letter dated March 9, 2010 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K/A for the fiscal year ended June 30, 2009

Exhibits 31.1 and 31.2

1. We note your response to our prior comment two. As previously requested, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

Form 10-Q for the quarterly period ended September 30, 2009

2. We note your response to our prior comment three. However, the certifications contained in your Form 10-Q for the period ended September 30, 2009 have not been revised appropriately. Please file an amended Form 10-Q to correct your certifications in the manner we previously specified.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, or, in her absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant